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                              October 17, 2022

       Shuibo Zhang
       Chief Executive Officer
       Jiuzi Holdings, Inc.
       No.168 Qianjiang Nongchang Gengwen Road, 15th Floor
       Economic and Technological Development Zone
       Xiaoshan District, Hangzhou City
       Zhejiang Province 310000
       People   s Republic of China

                                                        Re: Jiuzi Holdings,
Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed September 26,
2022
                                                            File No. 333-267617

       Dear Shuibo Zhang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-3 filed September 26, 2022

       Cover page

   1.                                                   We note your disclosure
and cross reference to    Risk Factors- Risks Related to Our
                                                        Corporate Structure- If
the PRC government deems that the contractual arrangements in relation to Zhejiang
Jiuzi, our consolidated variable interest entity, do not comply with
                                                        PRC regulatory
restrictions on foreign investment in the relevant industries, or if these regulations or the
interpretation of existing regulations change in the future, we could be subject to severe
penalties or be forced to relinquish our interests in those operations    in
                                                        your 2021 Annual
Report. Please expand your disclosure acknowledging the risks related
 Shuibo Zhang
Jiuzi Holdings, Inc.
October 17, 2022
Page 2
         to your corporate structure to include that it would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. On your prospectus cover page, please also acknowledge that your
         VIE contracts have not been tested in a court of law, if true, and disclose whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.
2. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China and Hong Kong, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. In this regard, we note your disclosure on the cover
         page that [a]ny references to    Jiuzi    are to Jiuzi Holdings Inc.,
the holding company and
         any references to    we   ,    us   ,    our Company,       the
Company,    or    our    are to Jiuzi
         Holdings Inc., its subsidiaries and the VIE; and disclosure throughout the document referring to "our VIE."
3. Please revise to distinguish the applicability of various regulations as they relate to your
         Hong Kong operations. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this
         oversight impacts the company   s business and the offering, and to
what extent you believe
         that it is compliant with the regulations or policies that have been issued.
4. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a
         PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the
         PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.
5. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.);
FirstName LastNameShuibo Zhang
       alternatively, state on the cover page and in the prospectus summary that you have no
Comapany
       suchNameJiuzi    Holdings,
             cash management       Inc. that dictate how funds are transferred.
Provide a cross
                                 policies
Octoberreference
         17, 2022on the 2cover page to the discussion of this issue in the prospectus summary.
                   Page
FirstName LastName
 Shuibo Zhang
FirstName  LastNameShuibo  Zhang
Jiuzi Holdings, Inc.
Comapany
October 17,NameJiuzi
            2022     Holdings, Inc.
October
Page  3 17, 2022 Page 3
FirstName LastName
6. We note your disclosure about how cash is transferred through your organization. Please revise to provide cross-references to the condensed consolidating schedule and the consolidated financial statements related to this disclosure, which we seek in our comment below.
7. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries, the consolidated VIEs or investors. Provide a cross-reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well.
Our Company, page 1

8. We note disclosure on page 37 that you incorporate by reference your Annual Report on
         No. 2 amendment to Form 20-F for the fiscal year ended October 31, 2021 which includes your Consolidated Statements of Operations Information under Item 3 Key Information -
         Selected Financial Data on page 2. Please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated.
         The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions.
Organizational Structure, page 2

9. We note your disclosure on page 2 and throughout your filing that you control and receive
         the economic benefits of Zhejiang Jiuzi   s business operation through
a series of
         contractual agreements, or the VIE Agreements and that those agreements are designed to provide your WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the principal equity holder of Zhejiang Jiuzi, including absolute control rights and the rights to the assets, property and revenue of
         Zhejiang Jiuzi. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also
 Shuibo Zhang
FirstName  LastNameShuibo  Zhang
Jiuzi Holdings, Inc.
Comapany
October 17,NameJiuzi
            2022     Holdings, Inc.
October
Page  4 17, 2022 Page 4
FirstName LastName
         disclose, if true, that the VIE agreements have not been tested in a court of law.
10. In your diagram that depicts your corporate structure, revise to use dashed lines without arrows to depict the contractual relationship with the VIEs.
Recent Regulatory Actions by the PRC Government, page 12

11. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you are not required to obtain permissions from any PRC authorities to operate our business or issue our securities to foreign investors. If true, state as much and explain why such an opinion was not obtained. Also, we note your disclosure on your prospectus cover page and on page 10 that as "confirmed" by your
         PRC counsel you are not subject to a cybersecurity review with the CAC pursuant to the
         Cybersecurity Review Measures, however, it is not clear if this constitutes counsel's opinion. Revise to clarify and, if it does constitute an opinion, file the opinion as an exhibit.
Enforceability of Civil Liabilities, page 38

12. We note your indication that a majority of your directors and officers are nationals and/or residents of countries other than the United States. If such directors and officers are located in the PRC or Hong Kong, state as much and identify the relevant individuals.
Legal Matters, page 39

13. Clarify whether you intend for Ortoli Rosenstadt LLP to render an opinion as to securities other than the ordinary shares offered hereby, considering the Maples and Calder opinion filed as exhibit 5.1 appears to be limited to Cayman Islands law, however, the securities other than the ordinary shares offered hereby appear to be governed by New York law.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Shuibo Zhang
Jiuzi Holdings, Inc.
October 17, 2022
Page 5



       Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.



                                                       Sincerely,
FirstName LastNameShuibo Zhang
                                                       Division of Corporation
Finance
Comapany NameJiuzi Holdings, Inc.
                                                       Office of Trade &
Services
October 17, 2022 Page 5
cc:       Jason Ye, Esq.
FirstName LastName